UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

MATERIAL FACT

Linx S.A. (“Linx” or “Company”) (B3: LINX3 | NYSE: LINX), in accordance with Article 157, paragraph 4 of Law No. 6.404/76, as amended (“Brazilian Corporation Law”) and CVM Instruction No. 358, of January 3, 2002, informs its shareholders ant the market that it became aware of the Informative of the Extraordinary General Meeting of the Board of the Brazilian Securities’ Commission (“CVM”) occurred on Nov. 13, 2020, available in CVM’s website, in which the following decisions were reported:

1.	the CVM Board rejected the request for postponement of its Extraordinary General Meeting called for Nov. 17, 2020 (“EGM”), made within the CVM Proceeding No. 19957.007828/2020-70;

2.	the CVM Board rejected the request for interruption of call period of the EGM, made within the CVM Proceeding No. 19957.007854/2020-06; and

3.	the CVM Board granted the appeal presented by founding shareholders Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan made within the CVM Proceeding No. 19957.005563/2020-75, with the understanding that the actual case was not a situation of personal benefit, pursuant to art. 115, §1st of the Brazilian Corporation Law, and that it was not demonstrated, at this stage, a conflict of interests able to generate a voting restriction by the Company’s founding shareholders due to the execution of the noncompete indemnification agreements and the hiring offer of Mr. Alberto Menache. As a result, the founding shareholders would not be prevented from voting in the EGM in the resolutions relating to the transaction with STNE Participações S.A.

In this sense, the Company informs that the EGM called for Nov. 17. 2020 will be held on such date, and that the founding shareholders Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan will be able to vote in the matters contained in items (1), (3) and (4) of the agenda.

São Paulo, November 14, 2020

LINX S.A.

Ramatis Rodrigues

Investor Relations’ Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer